September 21, 2011

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington D.C.  20549

RE:       Numerex Corp

Form 10-K for the fiscal year ended December 31, 2010

Filed March 30, 2011

File No. 000-22920

Dear Mr. Spirgel:

We are writing to address the Staff’s comments provided to our outside counsel in a telephone conversation with the Staff on September 12, 2011 (the “Comments”) regarding Numerex Corp. (the “Company”) and the Company’s response to the Staff’s previous comments, which response was filed on August 30, 2011 (the “Prior Response”).   To facilitate the Staff’s review, we have restated the Comments and provided our response below.

Form 10-K for the fiscal year ended December 31, 2010

Definitive Proxy Statement filed April 8, 2011

Non-Equity Incentive Based Awards

1.	Please confirm whether the COO and EVP have company-wide or business-unit level EBITDA targets.

Response:  The Company confirms that the EBITDA performance targets for the for the Chief Operating Officer (COO) and the Executive Vice-President, Corporate Development (EVP) are based on business unit objectives, not company-wide measures.  In the Prior Response, the Company inadvertently stated that the EBITDA performance measures for the COO and EVP are based on company-wide metrics.

2.           If the EBITDA targets for the COO and EVP are company-wide measures, please provide them.

Response:   As indicated in Response 1 above, the EBITDA targets for the COO and EVP are business unit objectives.   In future years, if the Company modifies the non-equity incentive based award measures for the COO and/or the EVP such that the revenue or EBITDA goals are based upon company-wide measures, the Company will provide such performance targets in future filings.

3.           If the targets are business-unit measures, please provide a confidential and competitive harm argument.

Response:   The Company believes that disclosure of the business unit EBITDA targets for the COO and EVP would cause substantial competitive harm to the Company.  Similar to the determination of the revenue performance targets for our COO and EVP, our compensation committee sets the EBITDA targets at the beginning of each fiscal year, and those targets are derived from internal analyses and projections of the Company’s performance included in our confidential strategic operating plan, which covers the coming fiscal year as well as future years.  The Company’s expectations of the performance of its key business units, competitive conditions in the Company’s markets and other economic factors not otherwise publicly disclosed are integral elements of the EBITDA performance targets.  Moreover, the EBITDA targets also exclude certain costs and expenses specific to certain units of the Company and which are reported in the aggregate in the Company’s financial statements.  For example, the EBITDA target is adjusted to exclude certain overhead expense allocations attributed to a particular business unit, and other adjustments, such as litigation-related expenses, that are spread across business units and not directly attributed to a single unit.  The EBITDA targets are developed strictly for internal planning purposes and are not disclosed publicly by the Company.

We believe that any public disclosure of EBITDA targets at the business unit level would need to be accompanied by some discussion of the component parts of the underlying measures, their relative weightings, the method of calculating the measure and other material information.     The disclosure of the composition and inner workings of these EBITDA measures, including the specific target levels, would give the Company’s competitors an unfair advantage by allowing them undue insight into the Company’s plans, strategies and expectations for its services and business for the coming years.  Our business unit EBITDA target levels reflect projections developed from broad-based Company services, sales and marketing data, and strategic opportunities which is available to us well before – if ever – becoming available to our competitors.  We believe that public disclosure of specific, internally developed financial performance targets, such as the business unit EBITDA targets, is forward-looking information that is not required to be disclosed.

Those projections are used by us in making pricing and marketing decisions, among many others.  If our competitors learned of this valuable information through our required public disclosure of it and other publicly available information, we would lose our ability to quickly adjust our pricing and services structures, pursue transactions opportunistically and make other adjustments to our business plans to address trends which would be apparent to us, but which would not be immediately apparent to anyone not in possession of the information that we develop internally.  We believe that our EBITDA goals are aggressive and represent goals beyond the normal level of performance in an effort to motivate our COO and EVP.

In addition, we do not believe that disclosure of the specific EBITDA business unit targets would materially enhance an investor’s understanding of our compensation policies and decisions.  Unlike the company-wide EBITDA targets for our CEO, CFO and CTO, which are derived from the Company’s consolidated financial statements and thus demonstrate a link between compensation and overall performance, the EBITDA targets for the COO and EVP are intended to advance specific elements of each business unit’s strategic plan.  The Company believes that explaining the terms of the non-equity incentive plan award, disclosing the company-wide qualitative metrics, the percentage basis by which such executive officer exceeded the target (or whether the officer failed to achieve the target) and the amount of the resulting payment, are collectively sufficient for an investor to gain a material understanding as to the non-equity incentive compensation payment for such two officers.  See Instruction 1 to Item 402(b) of Regulation S-K.

* * *

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

Should the Staff have any comments of the contents of this letter, please contact the undersigned at 770-485-2527.

Sincerely,

/s/ Alan Catherall

Name:  Alan Catherall

Title:   Chief Financial Officer

Numerex Corp.

cc:     Richard E. Baltz, Arnold & Porter LLP